FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 30, 2007

Item 3: News Release:

A news release dated and issued on May 30, 2007.

Item 4: Summary of Material Change:

Freegold Drilling Continues to Intersect Higher Grade Gold Mineralization at Almaden

Item 5: Full Description of Material Change:

Freegold Drilling Continues to Intersect Deeper, Higher-Grade Gold Mineralization at Almaden

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Drilling within the Main Zone continues to encounter resource-grade gold mineralization 200 feet below the depth of prior drilling, and continues to extend the limits of the deposit to the south and northwest.

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In-fill and depth extension drilling has intersected the thickest intervals of higher-grade mineralization to date– e.g. 45 feet @ 0.09 oz/ton (3.02 g/t), 115 feet @ 0.05 oz/ton (1.73 g/t), and 105 feet @ 0.049 oz/ton (1.69 g/t).

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Drilling in the northwest part of the Main Zone continues to expand a hydrothermal breccia associated with a newly discovered feeder structure – resource grade mineralization has now been intersected to a depth of 690 feet in this area.

May 30, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from an additional 14 holes drilled as part of its 34,000-foot resource expansion drill program currently in-progress at the Company’s 100% controlled Almaden gold project in southwestern Idaho.  All 14 holes are located within the Main Zone, and were designed to expand the depth and lateral limits of gold mineralization prior to the commencement of a new resource calculation to be undertaken by Mine Development Associates of Reno, Nevada later this summer.

Drilling continues to expand both the depth extensions within the central part of the deposit, and the resource grade mineralization in the southern and northwest portions of the Main Zone, as well as further define the limits of gold mineralization on the eastern and western boundaries.

The following table presents the significant drill intercepts from the 10 new holes drilled within the central part of the Main Zone. The hole locations can be found on the map on our web site. Holes designated with a ‘C’ are core holes. The remaining holes are reverse circulation drill holes. Due to the flat lying nature of the host-rocks and the mineralization, all holes reported in this release were drilled vertically, except for holes C-57 and C-69 which were drilled at a 220 degree azimuth with dips of  -55 and -70 degrees respectively and hole C-70 which was drilled to the east with a dip of –50 degrees.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)	Comments
C-67	145	450	305	0.016	0.56	Continues to confirm depth extensions and higher-grade intervals along the main feeder fault at the southern end of the Main Zone
including	145	180	35	0.030	1.02
including	380	420	40	0.030	1.02
C-68	30	470	440	0.022	0.74	Depth extension of resource-grade mineralization 200 feet deeper than the prior shallow drilling in this central part of the Main Zone
including	30	205	175	0.039	1.33
including	50	95	45	0.088	3.02
666	10	170	160	0.024	0.83	Testing the western edge of deeper mineralization with the central part of the Main Zone
including	15	120	105	0.032	1.10
	285	350	65	0.016	0.54
	680	690	10	0.020	0.70	Deepest intersection of resource-grade mineralization within the Main Zone to date
C-86	5	315	310	0.026	0.90	Depth extension and in-fill within the central part of the Main Zone
including	5	195	190	0.034	1.15
including	5	25	20	0.056	1.90
672	30	230	200	0.033	1.14	Higher-grade intervals located within the Main Zone
including	30	145	115	0.050	1.73
658	135	220	85	0.017	0.57
674	15	195	180	0.036	1.22
including	45	150	105	0.049	1.69
C-69	110	425	315	0.023	0.78	Extending thicker, higher-grade intervals of resource grade mineralization further to the NW. Mineralization encountered underneath near surface clay alteration zone above major feeder splay
including	140	305	165	0.030	1.02
C-57	245	305	60	0.024	0.83	High-grade mineralization in new breccia zone underneath clay alteration cap
including	285	305	20	0.045	1.55	Highest grades within the last 20 feet of hole
C-70	125	235	110	0.017	0.60	Further NW extension of mineralization within the Main Zone
including	135	150	15	0.045	1.53

Four additional holes were drilled to further test the limits of mineralization at the sides of the deposit within the Main Zone.  Hole 694 successfully expanded the eastern edge of the deposit, intersecting 310 feet of 0.013 oz/ton (0.46 g/t) from 20 to 330 feet, including a 45-foot section grading 0.031 oz/ton (1.06 g/t) from 20 to 65 feet.  Testing on the western edge of the deposit included:

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Hole 657:  110 feet of 0.01 oz/ton (0.35 g/t) from 90 to 205 feet, including 10 feet of 0.035 oz/ton (1.21 g/t) from 195 to 205 feet;

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Hole 676:  40 feet of 0.009 oz/ton (0.31 g/t) from 120 to 160 feet; and

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Hole 691: 120 feet of 0.008 oz/ton (0.28 g/t) from 115 to 235 feet.

Infill and expansion drilling within the North Zone has recently been completed, and assays are pending.  The final holes within this Phase 1 expansion drill program will be completed over the coming weeks, and are designed to further extend the limits of the known mineralization within the northwest corner of the Main Zone, and to follow these principal feeder structures further to the northwest with wider spaced step-out holes.

Diamond drill core and RC samples are generally analysed on five-foot intervals.  All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the Summer of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of May, 2007.